Exhibit 10.52

May 2, 2011

Robert Halliday
60 Chandler Street
Unit 2
Boston, MA 02116

Dear Bob:

As you know, we intend to enter into an Agreement and Plan of Merger among Barcelona Acquisition Corp., Varian Semiconductor Equipment Associates, Inc. (“Varian”) and Applied Materials, Inc. (“Applied”) on or about May 3, 2011 (the “Merger Agreement”), whereupon, subject to the terms and conditions thereof, Applied will acquire Varian (the “Merger”).

In anticipation of the Merger, I am very pleased to extend an offer of employment (the “Offer”) to you as described in this letter. We believe you will find great opportunities and professional challenges at Applied, where you will contribute to the success of a world-class organization. As we discussed, this letter is designed to set forth the compensation and benefits payable to you as a senior executive of Applied and to confirm our agreement to honor your CIC Agreement (as defined below) as described in this letter.

I.POSITION

Pursuant to the terms and conditions of this letter, your employment with Applied will begin on the Closing (as defined in the Merger Agreement) and you will continue to be based out of your current location in Gloucester, Massachusetts. You will be employed as Group Vice President and General Manager and report to the senior Applied executive in charge of the Varian business, currently Randhir Thakur.

II.COMPENSATION

A.	Base Salary

Your starting base salary will be $400,000 per year, payable in accordance with Applied’s bi-weekly payroll practices. Your salary will be subject to applicable payroll tax withholdings and deductions.

B.	Guaranteed Bonuses

(i)	First Guaranteed Bonus

Upon the Closing, you will receive a sign-on bonus in the amount of $200,000 (the “First Guaranteed Bonus”). The First Guaranteed Bonus will be paid to you within thirty (30) days of the Closing. Payment of the First Guaranteed Bonus will be subject to applicable payroll tax withholding and deductions.

(ii)	Second Guaranteed Bonus

If you remain an Applied employee through the first anniversary of the Closing (the “First Anniversary”), you will earn an additional bonus in the amount of $200,000 (the “Second Guaranteed Bonus”). If earned, the Second Guaranteed Bonus will be paid to you in a lump sum no later than thirty (30) days following the First Anniversary, and will be subject to applicable payroll tax withholdings and deductions.

If your employment terminates before the First Anniversary in circumstances that entitle you to severance benefits under your CIC Agreement (as defined below), as modified by this letter, you will be entitled to receive the Second Guaranteed Bonus, consistent with the terms and conditions of the severance payments set forth in the CIC Agreement. For the avoidance of doubt, if your employment with Applied terminates before the First Anniversary and you are not entitled to such severance benefits under the CIC Agreement (as modified by this letter), you will not receive the Second Guaranteed Bonus.

(iii)	Third Guaranteed Bonus

If you remain an Applied employee through the second anniversary of the Closing (the “Second Anniversary”), you will earn a bonus in the amount of $2,600,000 (the “Third Guaranteed Bonus”). The Third Guaranteed Bonus will be paid to you in a lump sum no later than thirty (30) days following the Second Anniversary, and will be subject to applicable payroll tax withholdings and deductions. If your employment with Applied terminates after the eighteen (18) month anniversary of the Closing and prior to the Second Anniversary as a result of your death or Disability (as defined in the CIC Agreement), as a result of your resignation for “Good Reason” or due to the termination of your employment by Applied without “Cause” (as such terms are defined in the CIC Agreement, as modified by this letter), then you will receive the Third Guaranteed Bonus. In such event, the Third Guaranteed Bonus will be paid to you within thirty (30) days following your termination of employment, unless a later payment date for the Third Guaranteed Bonus would be necessary pursuant to Section IV.B. of this letter, in which case the Third Guaranteed Bonus will be paid on the date required by that Section.

C.	Annual Incentive Bonus

In the event that the fiscal 2011 bonus period under Varian’s 2011 Management Incentive Plan (the “MIP”) has not yet been completed as of the Closing, you will receive the greater of (i) the bonus that you otherwise would have received under the MIP, based on actual performance, for Varian’s 2011 fiscal year or (ii) the amount of bonus you would have received under the Applied Incentive Plan (the “AIP”) for Applied’s 2011 fiscal year assuming the same target bonus amount as under the MIP, had you been a participant in the AIP through Applied’s 2011 fiscal year. The foregoing will be in replacement of any prorated bonus that otherwise might be due to you under the MIP as a result of the Merger, and if you have received a prorated bonus under the MIP as a result of the Merger, you will not be entitled to any bonus pursuant to the foregoing sentence. For each of Applied’s 2012 and 2013 fiscal years, you will be eligible to participate in the AIP at a target bonus equal to 90% of your base salary.

D.	Applied Restricted Stock Units

(i)	First Restricted Stock Unit Award

Promptly following the Closing, Applied’s Human Resources and Compensation Committee (the “HRCC”) will grant you restricted stock units under Applied’s Employee Stock Incentive Plan (the

“ESIP”) pursuant to which 120,000 shares of Applied Common Stock may vest, subject to the terms and conditions of the ESIP and the applicable agreement(s). The restricted stock units will be scheduled to vest as to one-third (1/3rd) of the units on each of the first three (3) anniversaries following the Closing, subject to your continued employment with Applied through each relevant vesting date. The shares underlying the restricted stock units will be issued to you as they vest and the number of shares delivered to you will be reduced as necessary to satisfy applicable tax withholdings.

(ii)	Second Restricted Stock Unit Award

Within thirty (30) days of the Second Anniversary, and provided you remain an Applied employee on the date of grant, the HRCC will grant you restricted stock units under the ESIP pursuant to which 120,000 shares of Applied Common Stock may vest, subject to the terms and conditions of the ESIP and the applicable agreement(s). The restricted stock units will be scheduled to vest as to one-third (1/3rd) of the units on each of the first three (3) anniversaries following the date of grant, subject to your continued employment with Applied through each relevant vesting date. The shares underlying the restricted stock units will be issued to you as they vest and the number of shares delivered to you will be reduced as necessary to satisfy applicable tax withholdings.

E.	Assumed Varian Equity Awards

In connection with the Merger, each of your Varian stock options that is outstanding, unexercised and unvested immediately prior to the Effective Time will be assumed by Applied as provided under, and in accordance with the terms of, the Merger Agreement (together, the “Unvested Assumed Options”). If you are an Applied employee on the day immediately following the Closing, the vesting of each Unvested Assumed Option you then hold will be accelerated in full on that date.

In connection with the Merger, your Varian restricted stock (including any of your Varian restricted stock that is subject to performance vesting conditions) will be treated the same as other Varian restricted stock, except with respect to the vesting and timing of payments. Therefore each unvested share of your Varian restricted stock outstanding immediately prior to the Effective Time (the “Assumed Restricted Stock Awards”) will be converted into the per share Merger Consideration (as defined in the Merger Agreement).

Subject to Sections III.C. and III.D., the portion of your Assumed Restricted Stock Awards that is unvested as of the Effective Time will vest and be paid to you as follows:

(i)
The portion of your Assumed Restricted Stock Awards that is scheduled to vest between the Closing and December 31, 2011, instead will vest and be paid to you on December 31, 2011, subject to your continued employment with Applied through such date.

(ii)
The portion of your Assumed Restricted Stock Awards that is otherwise scheduled to vest on or after January 1, 2012, through the First Anniversary, instead will vest and be paid to you on the First Anniversary, subject to your continued employment with Applied through such date.

(iii)
The portion of your Assumed Restricted Stock Awards that is scheduled to vest after the First Anniversary, will vest on the First Anniversary, subject to your continued employment with Applied through the First Anniversary. However, notwithstanding that the vesting of these amounts will have accelerated (such accelerated portion of the Assumed Restricted Stock Awards, the “Accelerated Awards”) and no longer will be subject to forfeiture (including due to your termination of employment with Applied for any reason), your Accelerated Awards will be paid to you on the same dates they otherwise would have vested pursuant to the original vesting schedule (including any acceleration under the CIC Agreement). Beginning on the First Anniversary and through the date each applicable cash payment for the Accelerated Awards is paid to you, each such cash payment will bear interest at a rate equal to the short-term applicable Federal rate under Section 7872(f)(2) of the Internal Revenue Code of 1986, as amended, compounded semi-annually. Such interest payments will be paid to you at the same time as the cash payment of the related Accelerated Award.

If the Closing occurs in calendar year 2012, all calendar year dates in the Section II.E. will be changed by adding one calendar year to each such date (e.g., references to December 31, 2012 would be changed to December 31, 2013).

F.	Benefits

Your service date with Varian will be recognized by Applied for purposes of eligibility for Applied’s employee benefit plans to the same extent recognized by Varian, assuming no significant interruptions in your service with Varian. As an Applied employee, you will accrue time off under Applied’s Paid Time Off (PTO) program.

As determined by Applied, you will be eligible to participate in the existing Varian employee benefit plans and/or Applied’s generally available benefit plans at levels commensurate with those benefits provided to similarly situated Applied employees (including medical, dental, vision and 401(k) plans), subject to eligibility requirements and any waiting periods required for administrative purposes and the requirements of such plans. Details about these benefit plans will be made available during executive-level orientation sessions presented by Applied employees or at your request. Applied reserves the right to modify or terminate benefits from time to time as it deems necessary or appropriate.

III.CHANGE IN CONTROL AGREEMENT TERMS

A.	Assumption of Change in Control Agreement

In connection with and subject to the completion of the Merger, Applied is expressly assuming the Amended and Restated Change in Control Agreement by and between you and Varian, dated as of March 19, 2001, and as amended on each of February 8, 2002, December 8, 2005, and December 31, 2008 (the “CIC Agreement”), as modified by this letter.

B.	Good Reason Definition

You agree that the Merger and the subsequent continuation of your employment with Applied under the terms described in this letter (the “Post-closing Employment Terms”) do not constitute grounds for “Good Reason” as defined in the CIC Agreement. Also, the determination of whether or not you continue to hold an Equivalent Position (as defined in clause (i) of the Good Reason definition set forth in the CIC Agreement) will be based on adverse changes to your Post-closing Employment Terms as promised to you in this letter. For the avoidance of doubt, you will not be entitled to claim “Good Reason” under the CIC Agreement on account of the Merger, your new position, duties, compensation, responsibilities, benefits and/or perquisites immediately following the Closing, and/or other Post-closing Employment Terms following the Closing as described in this letter. You agree that any “Good Reason” claim under the CIC Agreement must relate to changes from, and as compared to, your post-Closing employment (including but not limited to position, duties, compensation, benefits and/or perquisites) arrangements with Applied as described in this letter. You understand and agree that the transfer of the services business, the transfer of general and administrative functions and other similar changes that you and Applied reasonably determine to make will not, by themselves, constitute grounds for you to claim Good Reason.

C.	Varian Equity Acceleration

Any references in the CIC Agreement to the acceleration of vesting and/or exercisability of any equity award, and/or to the extension of any exercise period of any stock option, will be deemed by the parties to relate solely to your Varian equity awards that are assumed by Applied (whether for cash or equity or otherwise converted in the Merger), and not to any Applied equity awards granted to you on or after the Closing.

D.	Change in Control Agreement Otherwise Remains

Except as modified by this letter, your CIC Agreement remains in full force and effect, including but not limited to, with respect to any Gross-up Payment (as defined in the CIC Agreement) and any benefits to which you (or your beneficiaries) may become entitled pursuant to the terms thereof in the event of your death or Disability (as defined in the CIC Agreement).

IV.MISCELLANEOUS

A.	At Will Employment
Your employment with Applied will be “at will,” meaning that it can be terminated by you or Applied at any time, without cause or advance notice. This at will employment relationship may not be modified by any oral or implied agreement and can only be modified by an express written contract for a specified term.

B.	Section 409A

It is the intent of the parties that all severance and other payments and benefits under this letter and/or the CIC Agreement comply with Section 409A or are exempt therefrom, and any ambiguities herein will be interpreted so that such payments and benefits so comply or are exempt. For all purposes of this letter, references to your “termination of employment” will be deemed to refer to your “separation from service” within the meaning of Section 409A.

If and to the extent it is necessary to avoid subjecting you to an additional tax under Section 409A, payment of all or a portion of the amounts described in this letter and/or the CIC Agreement or otherwise will be delayed until the date that is six (6) months and one (1) day following your termination of employment. In addition, each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of the Section 409A-related Treasury Regulations. You and Applied agree to work together in good faith to consider amendments to this letter and to take reasonable actions to avoid subjecting you to an additional tax or income recognition under Section 409A prior to actual payment of payments and benefits under this letter, as applicable. In no event will Applied reimburse you for any taxes that may be imposed on you as a result of Section 409A.

For purposes of this letter, “Section 409A” will mean Section 409A of the Internal Revenue Code of 1986, as amended, and any regulations and other guidance promulgated thereunder and any applicable state law equivalent.

C.	Other Employment Matters

As part of the employment process, it is necessary for us to ask you to complete a number of forms. This Offer of employment is contingent upon your ability to provide and maintain the following:

(i)	Successful completion of a pre-employment background screen; and

(ii)	Proof of your identity and authorization to work in the United States; and

(iii)	A signed copy of the Employee Agreement and this letter to Applied prior to the start date set forth in this letter; and

(iv)
U.S. Export Compliance Agreement. If you are not a United States citizen, United States permanent resident, or a Canadian citizen, you may not be able to begin work at Applied until such time as Applied, in its sole discretion, has obtained a validated license authorizing your receipt of company information.

We also ask that, if you have not already done so, you disclose to Applied any and all agreements relating to your prior employment that may affect your eligibility to be employed by Applied or limit the manner in which you may be employed. Unless you have informed Applied otherwise in writing, it is Applied’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with Applied, you will devote your full business efforts and time to Applied and you will not engage in any other employment, occupation, consulting or other business activity for any direct or indirect remuneration without the prior approval of Applied’s Board of Directors nor will you engage in any other activities that conflict with your obligations to Applied. If you serve on the board of directors of any other company or entity, please provide us with a list of such companies or entities. If Applied’s Board of Directors deems such companies or entities to be competitors, customers or suppliers or your service on such board to otherwise represent a conflict of interest with your obligations to Applied, you will be required to resign your directorship with such companies or entities at the request of Applied’s Board of Directors. Similarly, except for confidential information belonging to Varian, you agree not to bring any third party confidential information to Applied, including that of your former employers, and that in performing your duties for Applied you will not in any way utilize any such information.

If you agree to accept the terms of this Offer, the attached Employee Agreement (which contains provisions pertaining to your employment, including protection of intellectual property, at-will employment status and arbitration) and the attached Noncompetition Agreement, please sign all such documents and return them to Global Staffing Programs together with the document entitled “U.S. Export Compliance Agreement” and the “E-Mail Preferred Name Form.” This Offer will expire on May 2, 2011, at 5:00 p.m. Eastern Daylight Time. This Offer is contingent on the completion of the Merger and on your execution of the Employee Agreement and the Noncompetition Agreement. If the Merger does not close, this Offer will be null and void, and even if accepted, will not be binding on Applied or on you. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by Applied’s Chief Executive Officer and you. This letter will be governed by the internal substantive laws, but not the choice of law rules, of the Commonwealth of Massachusetts. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this letter will continue in full force and effect without such provision.

D.	Entire Agreement

This letter, your CIC Agreement as modified by this letter, the attached Employee Agreement, the attached Noncompetition Agreement, and the documents incorporated herein by reference (together, the “Documents”) set forth the terms of your employment with Applied and supersede and extinguish any prior or concurrent representations or agreements including, but not limited to, the Offer letter to you from Applied dated April 21, 2011, any representations made during your recruitment, interviews or pre‑employment negotiations, whether written or oral. In addition, once Applied becomes your employer following the Merger, the Documents will supersede and replace all other prior understandings and agreements, whether oral or written, regarding the terms and conditions of your employment with Varian or any of its subsidiaries, including any other agreements or understandings with regards to compensation and severance matters, acceleration of equity awards and any notice of termination. Except as evidenced by the Documents, any such commitments or promises by Varian will end as of the Closing.

We look forward to the next steps of this exciting opportunity, and your contribution to the future of Applied’s success.

Sincerely,

Michael R. Splinter
Applied Materials, Inc.

I accept the employment Offer as stated above.

Signature /s/ Robert J. Halliday     Date 5/3/11

Start Date: on Closing______________

Please return one signed, original copy of this letter (together with the Employee Agreement, Noncompetition Agreement, U.S. Export Compliance Agreement and the E-Mail Preferred Name Form) to:

Mary Humiston
Applied Materials, Inc.
3225 Oakmead Village Drive
Santa Clara, CA 95052
Phone: 408.563.6584